

Mail Stop 3720

October 19, 2017

Jeff Schneider
Chief Executive Officer
Royalty Flow, Inc.
1550 Larimer Street, Suite 769
Denver, CO 80202

      Re: **Royalty Flow, Inc.**
              Amendment No. 2 to
              Offering Statement on Form 1-A
              Filed October 18, 2017
              File No. 024-10745

Dear Mr. Schneider:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 4, 2017 letter.

Option Agreement, pages 3 and 31

1.   We note your response to our prior comment 2. Please indicate whether you have any potential sources of alternative financing secured in case you do not raise the minimum amount in this offering by November 15, 2017. Clarify in your Use of Proceeds section that your offering proceeds could be used to repay alternative financings used to exercise either option.

2.   Explain the requirement of the Option Agreement that the Company "must conduct an initial public offering prior to April 27, 2018." Clarify whether that phrase is intended to

mean "successfully completed," "minimally completed," or "ongoing" (we note that you may extend the offering beyond April 25, 2018 under certain circumstances).

Risk Factors, page 9

3.   Please include an additional risk factor highlighting the possibility that you may not exercise either option yet still complete this initial public offering, and what the potential negative consequences to investors could be.

4.   Consider adding a risk factor that discusses the possibility that you may have to pay the Counterparties $100,000 if you fail to conduct an initial public offering by April 27, 2018. Highlight the possible scenario that after April 27, 2018 the Counterparties could repurchase the Acquired Interests without this offering being terminated and no funds returned to investors.

Use of Proceeds, page 24

5.   We note that in response to our prior comment 3 you have revised your offering statement to indicate that the Company's officers or directors will not solicit investors in connection with the offering. Please confirm that the directors and officers will not be negotiating with or advising investors in connection with the offering.

You may contact Charles Eastman, Staff Accountant, at (202) 551-3794 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Courtney Lindsay, Staff Attorney, at (202) 551-7237 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications

Cc: David Crandall
       Hogan Lovells US LLP